                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)


                            LINDBERG CORPORATION
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                 5351 71 102
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                               (CUSIP Number)


                                 Ira Sochet
                      9350 S. Dixie Highway, Suite 1260
                            Miami, Florida 33156
                               (305) 670-1888
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              February 18, 1997
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           (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                            THERE ARE NO EXHIBITS
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CUSIP No.  5351 71 102          SCHEDULE 13D   Page     1    of     1     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Ira Sochet
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
                                     PF, OO
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                     United States
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                       (7)     Sole Voting Power
  Number of                          494,700
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                            -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         494,700
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                      -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                     494,700
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
                                      10.4%
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 (14)     Type of Reporting Person*
                                       IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This amendment to Schedule 13D (the "Amendment") is filed as the second amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 25, 1997, the Reporting Person beneficially owned an aggregate of 494,700 shares of Common Stock, which constituted approximately 10.4 percent of the 4,776,791 shares of Common Stock outstanding on November 1, 1996, as reported in the Issuer's Current Report on Form 10-Q for the quarter ended September 30, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                     APPROXIMATE PRICE
                             NUMBER OF                    PER SHARE
         DATE            SHARES PURCHASED         (INCLUDING COMMISSIONS)
         ----            ----------------         -----------------------

          02/11/97               5,000                      $8 7/8
         *02/14/97              10,000                      $9 1/8
         *02/18/97               3,000                      $8 9/16
         *02/25/97               8,000                      $9 1/8


* IRA Account

         (d)    Not applicable.

         (e)    Not applicable.




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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 1997


                                                     /s/ IRA SOCHET
                                                     ------------------------
                                                               Ira Sochet



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